John Hancock Hedged Equity & Income Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Hedged Equity & Income Fund (NYSE: HEQ) with important information concerning the distribution declared on March 3, 2014 and payable on March 31, 2014. No action is required on your part.

Distribution Period:	March 2014

Distribution Amount Per Common Share:	$0.3760

The following table sets forth the estimated sources of the current distribution, payable March 31, 2014, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

				% Breakdown
				of the Total
			Total Cumulative	Cumulative
		% Breakdown	Distributions for	Distributions
	Current	of the Current	the Fiscal Year	for the Fiscal
Source	Distribution ($)	Distribution	to Date ($)[1]	Year to Date[1]

Net Investment Income	0.1785	47%	0.1785	47%
Net Realized Short-Term
Capital Gains	0.0000	0%	0.0000	0%
Net Realized Long-Term
Capital Gains	0.1975	53%	0.1975	53%
Return of Capital or Other
Capital Source	0.0000	0%	0.0000	0%

Total per common share	0.3760	100%	0.3760	100%

Average annual total return (in relation to NAV) for the period commencing on May 26, 2011 and ending
on February 28, 2014	9.21%

Annualized current distribution rate expressed as a percentage of NAV as of February 28, 2014	7.55%

Cumulative total return (in relation to NAV) for the fiscal year through February 28, 2014	2.05%

Cumulative fiscal year-to-date distribution rate expressed as a percentage of NAV as of February 28, 2014	1.89%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The Fund has declared the March 2014 distribution pursuant to the Fund’s managed distribution plan (the “Plan”). Under the Plan, the Fund makes quarterly distributions of an amount equal to $0.3760 per share, based upon an annual distribution rate of 8.00% of the Fund’s net asset value (“NAV”) of $18.80 on August 31, 2013 (representing a quarterly distribution rate of 2.00% of the Fund’s August 31, 2013 NAV). The amount will be paid quarterly until further notice.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Investments Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.

1 The Fund’s current fiscal year began on January 1, 2014, and will end on December 31, 2014.